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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                              Commission File Number  333-22331

(Check One):


[ ]Form 10-K and Form 10-KSB  [ ]Form 11-K

[ ]Form 20-F  [x]Form 10-Q and Form 10-QSB  [ ]Form N-SAR

For Period Ended:  June 30, 2000

[ ]Transition Report on Form 10-K

[ ]Transition Report on Form 20-F

[ ]Transition Report on Form 11-K

[ ]Transition Report on Form 10-Q

[ ]Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Zaring National Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 11300 Cornell
        Park Drive, Suite 500

City, State and Zip Code: Cincinnati, Ohio 45242

                                     PART II
                             RULE 12b-25(b) AND (c)

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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Zaring National Corporation is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 but will be able to file such report on or before the fifth calendar day following the prescribed date for such filing.

         The delay is the result of the Company requiring an extended period of time to resolve issues regarding the accounting treatment of certain expense and revenue items. The Company has been working diligently to resolve these issues and the Company's inability to timely file the Form 10-Q is beyond its control and could not be eliminated by the Company without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

            Mark H. Longenecker, Jr.    (513) 651-6904
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            (Name)                      (Area Code)(Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
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Yes [X]  No [ ]

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ]  No [X]

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    Zaring National Corporation
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                                    (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 14, 2000          By /s/ Ronald G. Gratz
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                                     Ronald G. Gratz

                                     Chief Financial Officer,
                                     Secretary and Treasurer